Exhibit 5.2

707 Wilshire Boulevard Suite 6000 Los Angeles California 90017-3543 TELEPHONE: 213.892.5200 FACSIMILE: 213.892.5454 www.mofo.com	morrison & foerster llp

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August 21, 2026

Alexandria Real Estate Equities, Inc.

26 North Euclid Avenue

Pasadena, California 91101

Re:	Alexandria Real Estate Equities, Inc.

$1,000,000,000 7.250% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2057

Ladies and Gentlemen:

We have acted as counsel to Alexandria Real Estate Equities, Inc., a Maryland corporation (the “Company”), in connection with the issuance and sale by the Company of $1,000,000,000 aggregate principal amount of the Company’s 7.250% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2057 (the “Notes”) issued pursuant to an Underwriting Agreement, dated August 12, 2026 (the “Underwriting Agreement”), by and between the Company and Alexandria Real Estate Equities, L.P., a Delaware limited partnership (the “Guarantor”), as guarantor, on the one hand, and J.P. Morgan Securities LLC, BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC, as representatives of the several Underwriters named in Schedule A thereto, on the other hand. The Notes have been issued pursuant to an Indenture, dated as of February 13, 2025 (the “Base Indenture”), by and among the Company, the Guarantor and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), as supplemented by Supplemental Indenture No. 3, dated as of August 21, 2026 (the “Third Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and among the Company, the Guarantor and the Trustee. The payment of principal and interest on the Notes will be fully and unconditionally guaranteed on a subordinated unsecured basis by the Guarantor pursuant to the Indenture (the “Guarantee”). All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Underwriting Agreement.

The Company filed a Registration Statement on Form S-3 (File No. 333-276803) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed offer and sale of an unspecified amount of certain types of the Company’s securities, including the Notes and the Guarantee.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Indenture, the Guarantee and a specimen of the Notes. In addition, we have examined certain corporate records, documents, instruments and certificates of public officials and of the Company and the Guarantor, and we have made such inquiries of officers of the Company and the Guarantor and public officials and considered such questions of law as we have deemed necessary for purposes of rendering the opinions set forth herein.

Alexandria Real Estate Equities, Inc.

August 21, 2026

The opinions hereinafter expressed are subject to the following qualifications and exceptions:

(i)	the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination;

(ii)	limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of any securities, and the effect of judicial decisions which have held that certain provisions are unenforceable where their enforcement would violate the implied covenant of good faith and fair dealing, or would be commercially unreasonable, or where their breach is not material; and

(iii)	our opinion is based upon current statutes, rules, regulations, cases and official interpretive opinions, and it covers certain items that are not directly or definitively addressed by such authorities.

In connection with this opinion, we have assumed the genuineness of all signatures and the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies. In making our examination of documents executed by parties other than the Company and the Guarantor, we have assumed that each other party has the power and authority to execute and deliver, and to perform and observe the provisions of, such documents and has duly authorized, executed and delivered such documents, and that such documents constitute the legal, valid and binding obligations of each such party. With respect to the opinions expressed in paragraphs 1 and 2 below, we have relied upon the opinion of Venable LLP, dated August 21, 2026.

Based upon, subject to and limited by the foregoing, we are of the opinion that:

1.	The Notes have been duly authorized for issuance, offer and sale pursuant to the Underwriting Agreement and, when executed and delivered by the Company and duly authenticated by the Trustee in accordance with the Indenture, and issued and delivered pursuant to the provisions of the Underwriting Agreement and the Indenture against payment of consideration therefor, will constitute legal, valid and binding obligations of the Company entitled to the benefits provided by the Indenture, enforceable in accordance with their terms.

2.	The Guarantee has been duly authorized by the Guarantor and, when the Notes are executed, issued and authenticated in the manner provided for in the Indenture and delivered and paid for in accordance with the terms of the Underwriting Agreement, will constitute a valid and binding obligation of the Guarantor, enforceable in accordance with its terms.

Alexandria Real Estate Equities, Inc.

August 21, 2026

We do not express any opinion herein concerning any law other than the State of New York, the General Corporation Law of the State of Delaware and the federal laws of the United States of America as in effect on the date hereof.

We hereby consent to the filing of this opinion letter as Exhibit 5.2 to the Company’s Current Report on Form 8-K to be filed with the Commission on or about August 21, 2026, which will be incorporated by reference in the Registration Statement, and to the reference to us under the caption “Legal Matters” in the Prospectus, which is a part of the Registration Statement. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Morrison & Foerster LLP